UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

FIRST FINANCIAL NORTHWEST, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

   32022K102
(CUSIP Number)

Mr. Lloyd Jagai
O-Cap Management, L.P.
712 Fifth Avenue, 26th Fl.
New York, New York 10019
212-554-4622

With a copy to:
Michael F. Mavrides
Bingham McCutchen LLP
399 Park Avenue
New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32022K102

1	NAMES OF REPORTING PERSONS O-CAP Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) IA OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03% (as of 12/22/11) 5.13% (as of the filing date)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 32022K102

1	NAMES OF REPORTING PERSONS O-CAP Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 559,714 (as of 12/22/11) 571,226 (as of the filing date) (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 559,714 (as of 12/22/11) 571,226 (as of the filing date) (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,714 (as of 12/22/11) 571,226 (as of the filing date) (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.98% (as of 12/22/11) 3.04% (as of the filing date)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 32022K102

1	NAMES OF REPORTING PERSONS O-CAP Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,450 (as of 12/22/11) 393,377 (as of the filing date) (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,450 (as of 12/22/11) 393,377 (as of the filing date) (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,450 (as of 12/22/11) 393.377 (as of the filing date) (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.05% (as of 12/22/11) 2.09% (as of the filing date)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 32022K102

1	NAMES OF REPORTING PERSONS O-CAP Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,450 (as of 12/22/11) 393,377 (as of the filing date) (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,450 (as of 12/22/11) 393,377 (as of the filing date) (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,450 (as of 12/22/11) 393,377 (as of the filing date) (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.05% (as of 12/22/11) 2.09% (as of the filing date)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 32022K102

1	NAMES OF REPORTING PERSONS O-CAP Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) IA OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03% (as of 12/22/11) 5.13% (as of the filing date)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

 CUSIP No. 32022K102

1	NAMES OF REPORTING PERSONS O-CAP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) IA OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03% (as of 12/22/11) 5.13% (as of the filing date)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 32022K102

1	NAMES OF REPORTING PERSONS Michael E. Olshan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) IA OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03% (as of 12/22/11) 5.13% (as of the filing date)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 32022K102

1	NAMES OF REPORTING PERSONS Jared S. Sturdivant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) IA OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,164 (as of 12/22/11) 964,603 (as of the filing date) (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03% (as of 12/22/11) 5.13% (as of the filing date)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 32022K102

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of First Financial Northwest, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 201 Wells Avenue South, Renton, Washington 98057.

Item 2. Identity and Background

(a)	This statement is being filed jointly by the following entities (collectively, the “Reporting Persons”)
(i)	O-CAP Partners, L.P., a Delaware limited partnership (“O-CAPLP”;
(ii)	O-CAP Offshore Fund, Ltd., a Cayman Islands exempted company (“O-CAPOFF”);
(iii)	O-CAP Offshore Master Fund, L.P., a Cayman Island exempted limited partnership (“O-CAPMF”);
(iv)	O-CAP Management, L.P., a Delaware limited partnership (“O-CAPMGT”);
(v)	O-CAP GP, LLC, a Delaware limited liability company (“O-CAPGP”);
(vi)	O-CAP Advisors, LLC, a Delaware limited liability company (“O-CAPADV”);
(vii)	Michael E. Olshan, Portfolio Manager and the Managing Partner of O-CAPMGT and the Managing Member of O-CAPGP and O-CAPADV
(viii)	Jared S. Sturdivant, Portfolio Manager and the Managing Partner of O-CAPMGT and the Managing Member of O-CAPGP and O-CAPADV

The principal business of O-CAPMGT is to provide investment advice and management services to institutional and individual investors.  O-CAPMGT is the investment manager of O-CAPLP, O-CAPOFF and O-CAPMF.  O-CAPLP and O-CAPMF are each private investment funds whose principal business is investing in securities.  O-CAPOFF was formed to pool investment funds of certain qualified investors and invests all or substantially all of its assets in O-CAPMF.  O-CAPADV was formed for the principal purpose of acting as the general partner of O-CAPLP and O-CAPMF.  O-CAPGP was formed for the principal purpose of acting as the general partner of O-CAPMGT and O-CAPADV.  Michael Olshan and Jared Sturdivant are both citizens of the United States of America.

(b)	The address of the principal business and principal office of each of the O-CAP Entities is c/o O-CAP Management, LP, 712 Fifth Avenue, 26th Floor, New York, New York 10019.

(c)
During the past five years, the Reporting Persons have not, and, to the best of their  knowledge, no other person identified  in response to this Item 2 has, been (a)  convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative  body of competent  jurisdiction and as a result of which such  person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state  securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

All of the Shares to which this Statement relates were purchased by the Reporting Persons and were purchased with working capital in open market purchases. The aggregate purchase cost of the 945,164 Shares as of December 22, 2011 reported hereunder was $4,697,664 (including brokerage commissions) and the aggregate purchase cost of the 964,603 as of the filing date reported hereunder was $4,810,555 (including brokerage commissions).

In the event that the Reporting Persons purchase additional shares of the Issuer Common Stock, it is currently contemplated that it will use its working capital for such purchases.  As of the date of this Statement, no other arrangements with third parties have been made with respect to financing the acquisition of additional shares of Issuer Common Stock.

CUSIP No. 32022K102

Item 4. Purpose of Transaction

The Reporting Persons believe that the Issuer’s Common Stock is significantly undervalued and is an attractive investment. In addition, the Reporting Persons believe that the Issuer should actively pursue strategic alternatives to maximize shareholder value, including a sale of the entire company, or other value-maximizing alternatives, as soon as the Issuer is removed from the September 24, 2010 regulatory consent order with the FDIC and Washington State Department of Financial Institutions.

The Reporting Persons expect to engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b) As of the close of business on December 22, 2011, the Reporting Persons beneficially owned, in the aggregate, a total of 945,164 shares of Common Stock, which represent approximately 5.03% of the Issuer’s outstanding Common Stock.  As of the close of business on the filing date, the Reporting Persons beneficially own, in the aggregate, a total of 964,603 shares of Common Stock, which represent approximately 5.13% of the Issuer’s outstanding Common Stock.

As of the close of business on December 22, 2011, O-CAPLP beneficially owned 559,714 shares of Common Stock, representing approximately 2.98% of the total number of Common Stock outstanding and had the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 559,714 shares of common stock.

As of the close of business on the filing date, O-CAPLP beneficially owns 571,226 shares of Common Stock, representing approximately 3.04% of the total number of Common Stock outstanding and has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 571,226 shares of common stock.

As of the close of business on December 22, 2011 O-CAPMF beneficially owned 385,450 shares of Common Stock, representing approximately 2.05% of the total number of Common Stock outstanding and had the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 385,450 shares of common stock.

As of the close of business on the filing date O-CAPMF beneficially owns 393,377 shares of Common Stock, representing approximately 2.09% of the total number of Common Stock outstanding and has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 393,377 shares of common stock.

The shares of Common Stock beneficially owned by O-CAPLP and O-CAPMF, when aggregated together, as of the close of business on December 22, 2011, totaled 945,164 shares of Common Stock, approximately 5.03% of the total number of shares of Common Stock outstanding.  As of the filing date, the shares of Common Stock beneficially owned by O-CAPLP and O-CAPMF, when aggregated together totaled 964,603 shares of Common Stock, approximately 5.13% of the total number of shares of Common Stock outstanding.

CUSIP No. 32022K102

Because Michael E. Olshan, Jared S. Sturdivant, O-CAPMGT, O-CAPADV and O-CAPGP may be deemed to control O-CAPLP and O-CAPMF, they may each be deemed to beneficially own, and to have the shared power to vote or direct the vote of, or dispose or direct the disposition of, the 964,603 shares of Common Stock that are beneficially owned by O-CAPLP and O-CAPMF.

As of the close of business on the filing date hereof, the number of shares of Common Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in rows 7 through 10 of each of the inside cover pages to this Schedule 13D relating to each such Reporting Person (which are incorporated by reference into this Item 5 by reference). All percentages set forth in this paragraph are based on 18,805,168 shares of Common Stock outstanding as of the filing date.

(c) No Reporting Persons has effected any transaction in shares of Common Stock during the 60 days preceding the date of this Schedule 13D except as set forth below.  The following chart represents the transactions directed and/or effected by Michael E. Olshan, Jared Sturdivant, O-CAPMGT, O-CAPADV and O-CAPGP.

Date of Purchase	No. Shares Purchased/Sold	Price Per Share
24-Oct-11	2,650	5.55
25-Oct-11	750	5.56
26-Oct-11	2,200	5.59
27-Oct-11	3,000	5.54
31-Oct-11	1,000	5.54
1-Nov-11	450	5.53
3-Nov-11	250	5.46
8-Nov-11	500	5.31
9-Nov-11	500	5.35
11-Nov-11	1,000	5.40
15-Nov-11	700	5.43
16-Nov-11	250	5.52
17-Nov-11	250	5.45
18-Nov-11	700	5.51
21-Nov-11	1,600	5.53
22-Nov-11	400	5.53
23-Nov-11	1,700	5.57
29-Nov-11	1,750	5.59
30-Nov-11	4,400	5.56
1-Dec-11	1,000	5.65
2-Dec-11	909	5.69
5-Dec-11	1,250	5.68
6-Dec-11	2,200	5.68
7-Dec-11	1,150	5.67
8-Dec-11	300	5.70
9-Dec-11	2,100	5.69
12-Dec-11	600	5.70

CUSIP No. 32022K102

13-Dec-11	800	5.69
14-Dec-11	2,200	5.67
16-Dec-11	1,000	5.70
19-Dec-11	1,000	5.68
20-Dec-11	2,000	5.68
21-Dec-11	400	5.64
22-Dec-11	11,825	5.68
23-Dec-11	1,050	5.73
27-Dec-11	6,100	5.73
28-Dec-11	5,500	5.75
29-Dec-11	2,589	5.86
30-Dec-11	4,200	5.84

 (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

O-CAPMGT, as the investment manager of O-CAPLP and O-CAPMF, receives a management fee for managing the assets of O-CAPLP and O-CAPMF.  O-CAPGP has a carried interest in O-CAPLP and O-CAPMF and may receive a performance fee from O-CAPLP and O-CAPMF.

Item 7. Material to Be Filed as Exhibits
Exhibit 7.1 Agreement, dated as of January 3, 2012 by and among the Reporting Persons.

CUSIP No. 32022K102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2012
O-CAP PARTNERS, L.P.
By: O-CAP Advisors, GP, its general partner

By: /s/ Michael E. Olshan
       Michael E. Olshan

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant

O-CAP OFFSHORE FUND, LTD

By: /s/ Michael E. Olshan
          Michael E. Olshan

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant

O-CAP OFFSHORE MASTER FUND, L.P.
By: O-CAP Advisors, LLC, its general partner

By: /s/ Michael E. Olshan
          Michael E. Olshan

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant

O-CAP MANAMGENT, L.P.
By: O-CAP GP, LLC, its general partner

By: /s/ Michael E. Olshan
           Michael E. Olshan

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant

O-CAP ADVISORS, LLC

By: /s/ Michael E. Olshan
           Michael E. Olshan

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant
O-CAP GP, LLC

By: /s/ Michael E. Olshan
          Michael E. Olshan

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant

By: /s/ Michael E. Olshan
          Michael E. Olshan, Individually

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant, Individually

Exhibit 7.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 3, 2012, is by and among O-CAP Partners, L.P., a Delaware limited partnership, O-CAP Offshore Fund, Ltd., a Cayman Islands exempted company, O-CAP Offshore Master Fund, L.P., a Cayman Island exempted limited partnership O-CAP Management, L.P., a Delaware limited partnership, O-CAP GP, LLC, a Delaware limited liability company, O-CAP Advisors, LLC, a Delaware limited liability company, Michael E. Olshan, and Jared Sturdivant (collectively, the "Filers").

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D (and any amendments thereto) with respect to Shares of Common Stock of Electronic Game Card, Inc. on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

O-CAP PARTNERS, L.P.
By: O-CAP Advisors, GP, its general partner

By: /s/ Michael E. Olshan
       Michael E. Olshan

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant

O-CAP OFFSHORE FUND, LTD

By: /s/ Michael E. Olshan
          Michael E. Olshan

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant

O-CAP OFFSHORE MASTER FUND, L.P.
By: O-CAP Advisors, LLC, its general partner

By: /s/ Michael E. Olshan
          Michael E. Olshan

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant

O-CAP MANAMGENT, L.P.
By: O-CAP GP, LLC, its general partner

By: /s/ Michael E. Olshan
           Michael E. Olshan

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant

O-CAP ADVISORS, LLC

By: /s/ Michael E. Olshan
           Michael E. Olshan

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant

O-CAP GP, LLC

By: /s/ Michael E. Olshan
          Michael E. Olshan

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant

By: /s/ Michael E. Olshan
          Michael E. Olshan, Individually

By: /s/ Jared S. Sturdivant
          Jared S. Sturdivant, Individually